Exhibit 99.1

Dominion Diamond Corporation Restarts Ekati Process Plant Ahead of Schedule and Announces Sale of an Exceptional Diamond

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--September 22, 2016--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) is pleased to announce the restart of the Ekati process plant and the sale of an exceptional diamond recovered at the Ekati Diamond mine earlier this year.

Process Plant Restart

The Ekati process plant resumed operations at full capacity on September 21. Plant operations had been suspended since a fire that occurred at the Ekati process plant on June 23, 2016. During this time, the Company implemented an active management strategy designed to mitigate the impact of the fire on production and cash flow for the current fiscal year. As part of this strategy, the Company reduced operating and capital costs by deferring mining activities at the Lynx and Pigeon open pits, while continuing to mine and stockpile higher value ore from the Misery Main open pit and Koala underground. The ore blend for the remainder of the current fiscal year is expected to be a blend of the higher value Misery Main and Koala ore of which approximately 750,000 tonnes was available in stock-pile when the plant resumed operations. The total cost of the process plant repairs is approximately US$15 million.

“We are very pleased the process plant repairs have been substantially completed ahead of schedule and below our original cost estimate,” said Brendan Bell, Chief Executive Officer. “This is a testament to the outstanding skills and determined efforts of our team at Ekati. Their contributions were instrumental in the development and implementation of our active management strategy which is expected to help minimize the impact of the fire on production and cash flows for this fiscal year.”

Sale of Exceptional Stone

A 186 carat gem quality diamond was sold for US$2.8 million at the Company’s most recent sale in September. The Company recovered the stone in early June during the processing of feed from the Pigeon kimberlite. The stone was the largest gem quality diamond ever recovered at the Ekati mine.

“The Ekati mine is world-renowned for its premium gem quality diamonds,” said Mr. Bell. “We are particularly encouraged that this exceptional stone was recovered during the processing of ore mined from the early benches of the Pigeon open pit. The recovery of a gem quality stone of this size is a reminder that there continues to be upside potential to the modelled prices used for our Ekati ore bodies.”

Forward-Looking Information
Certain information included herein that is not current or historical factual information, including information about mining activities and other plans at the Ekati Diamond Mine constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati Diamond Mine; mining, production, construction and exploration activities at the Ekati Diamond Mine; mining methods; currency exchange rates; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. These assumptions may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Ekati Diamond Mine, variations in mineral reserve and mineral resource estimates, grade estimates and expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Contacts:
Investor Relations
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca
or
Media Relations
Ms. Laura Worsley-Brown, 867-669-6105
Senior Advisor, External Relations
laura.worsley-brown@ekati.ddcorp.ca